Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

RECORD DATE FOR

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Reference is made to the announcement of Zhihu Inc. (the “Company”) dated July 19, 2024 in relation to, among other things, the Offer (the “Announcement”). Unless the context requires otherwise, capitalized terms used herein shall have the same meanings as those defined in the Announcement.

The board of Directors announces that the record date for the purpose of determining the eligibility of the holders of the Class A Ordinary Shares and the Class B Ordinary Shares, par value US$0.000125 each, to vote and attend the forthcoming extraordinary general meeting of the Company (the “EGM”), will be as of the close of business on Monday, September 23, 2024, Hong Kong time (the “Ordinary Share Record Date”).

In order to be eligible to vote and attend the EGM, with respect to Shares registered on the Company’s branch share register in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m., Hong Kong time, on Monday, September 23, 2024; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m., Cayman Islands time, on Friday, September 20, 2024 (due to the time difference between the Cayman Islands and Hong Kong). All persons who are registered holders of the Shares on the Ordinary Share Record Date will be entitled to vote and attend the EGM.

Holders of ADSs issued by JPMorgan Chase Bank, N.A. as the depositary of the ADSs (the “Depositary”), each representing three Class A Ordinary Shares of the Company, may attend, but may not vote at, the EGM. The ADS holders as of the close of business on Monday, September 23, 2024, New York City time (the “ADS Record Date,” together with the Ordinary Share Record Date, the “Record Date”), will be able to instruct the Depositary, being the holders of record of the Class A Ordinary Shares represented by the ADSs, as to how to vote the Class A Ordinary Shares represented by such ADSs. The Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the EGM the Class A Ordinary Shares represented by the ADSs in accordance with the instructions that it has properly received from the ADS holders. Please be aware that, because of the time difference between Hong Kong and New York City, any ADS holders that cancel their ADSs in exchange for Class A Ordinary Shares on Monday, September 23, 2024, New York City time, will no longer be ADS holders with respect to such canceled ADSs as of the ADS Record Date and will not be able to instruct the Depositary as to how to vote the Class A Ordinary Shares represented by such canceled ADSs as described above; such ADS holders will also not be holders of the Class A Ordinary Shares represented by such canceled ADSs as of the Ordinary Share Record Date for the purpose of determining the eligibility to attend and vote at the EGM.

Details including the date and location of the EGM will be set out in a notice of EGM to be issued and provided to holders of Shares and ADSs as of the respective Record Date together with the Offer Document and the proxy materials in due course.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, September 5, 2024

As of the date of this announcement, the board of Directors comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li, and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive Directors.

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